Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT CIBC WORLD MARKETS 7TH ANNUAL EASTERN INSTITUTIONAL INVESTOR CONFERENCE

LAVAL, Québec (September 16, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that Mark D’Souza, Senior Vice–President and Chief Financial Officer of the Company, will present at the CIBC World Markets 7th Annual Eastern Institutional Investor Conference at the Le Centre Sheraton Hotel in Montreal on Tuesday, September 23, 2008 at 10:35 a.m. ET.

Interested parties may access the live audio webcast for this presentation by visiting the “Events”section of the homepage of the Company’s website at www.labopharm.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast.  An audio archive of the presentation will be available for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled–release technologies. The Company’s lead product, a unique once–daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow–on products in both pre–clinical and clinical development. Labopharm’s vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward–looking statements, which reflect the Company’s current expectations regarding future events. The forward–looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company’s products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward–looking statements. The reader is cautioned not to rely on these forward–looking statements. The Company disclaims any obligation to update these forward–looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice–President and Chief Financial Officer Tel: (450) 686–0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815–0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844–7997 jracanelli@equicomgroup.com